Exhibit 99.1

NEWS RELEASE

Contact:
Hugo Goldman
Retalix
+972-9-776-6677
investors@retalix.com

Retalix Announces Fourth Quarter and FY 2008 Results

Strong improvement in Cash Flow Despite Slowing Economic Conditions;
GAAP Net Income to Include Non-Cash Goodwill Impairment Charge When Finalized

        RA’ANANA, Israel; March 17, 2009 – Retalix® Ltd. (NASDAQ-GS: RTLX), a global provider of software solutions for retailers and distributors, today announced results for the fourth quarter and the full year ended December 31, 2008.

        Summarized financial highlights for the fourth quarter and 12 month period ended December 31, 2008:

—	Total Revenues for the full year reached a Company record of $221.6 million, compared to $221.4 million in 2007. Total Revenues in the fourth quarter of 2008 were $52.2 million, compared to $55.2 million in the fourth quarter of 2007.

—	Income from Operations (GAAP) for the full year was $1.1 million compared to a loss of $(1.5) million for the full year 2007. In the fourth quarter of 2008, Retalix recorded a loss from operations (GAAP) of $1 million versus a loss of $3.1 million from operations in the fourth quarter of 2007.

These GAAP results are unaudited and are subject to change. As discussed below, the Company reported that GAAP results will include a non-cash impairment charge which will range between $50 million to $70 million based on management’s current assessment as it nears finalization of testing.

—	Adjusted Income from Operations (Non-GAAP)* for the full year was $9.2 million compared to $6.7 million for the full year 2007. In the fourth quarter of 2008 Retalix recorded an adjusted income from operations (Non-GAAP)* of $0.7 million versus an adjusted operations loss of $(2.1) million in the fourth quarter of 2007.

—	GAAP Net Income for the full year was $4.1 million, or $0.20 per diluted share, subject to change according to the final results of our impairment testing described below. This is compared to a loss of $(0.5) million, or a loss of $(0.02) per diluted share in the full year 2007. GAAP Net Income in the fourth quarter of 2008 was $2 million, or $0.10 per diluted share, subject to change according to the final results of our impairment testing described below, and compared to a loss of $(1.7) million, or a loss of $(0.09) per diluted share, in the fourth quarter of 2007.

—	Impairment of Goodwill: Each year the Company is required under SFAS 142 and SFAS 144 to review the value of its long-lived assets, including the goodwill and other intangible assets carried on its balance sheet. Due to recent economic conditions, which resulted in both a decline in the Company’s market capitalization and a decline in the Company’s estimated forecasted cash flows, Retalix management performed an impairment test, which showed an indication of impairment. Retalix is currently conducting the second step of is impairment test to determine the amount of impairment.

        Retalix management expects to recognize a GAAP non-cash impairment charge in the range of $50 to $70 million net of tax, against its goodwill and other intangible assets. These non-cash GAAP charges affecting goodwill acquired in the past will be reflected in the Company’s reported GAAP earnings and per share earnings which will be included in Retalix’s annual report to be filed on Form 20-F with the U.S. Securities Exchange Commission (SEC).

—	Adjusted Net Income (Non-GAAP)* for the full year was $10.4 million, or $0.51 per diluted share, compared to $6.1 million, or $0.31 per diluted share, in the full year 2007. Adjusted Net Income (Non-GAAP)* in the fourth quarter was $3.3 million, or $0.16 per diluted share, compared to a loss of $(0.9) million, or a loss of $(0.05) per diluted share, in the fourth quarter of 2007. The adjusted, non-GAAP net income will not be impacted by the results of the impairment charge described above.

—	Cash Flow: During the full year 2008 the Company generated $13.2 million from Operating Activities, compared to a negative cash flow of $(23.8) million used in Operating Activities in 2007. During the fourth quarter the Company generated $12.3 million from Operating Activities, compared to a negative cash flow of $(16.9) million used in Operating Activities in the fourth quarter of 2007. As of December 31, 2008, the Company had $37.6 million in cash and equivalents and marketable securities and less than a million dollars in debt.

        Barry Shaked, President and CEO of Retalix, said: “The results for the full year 2008 demonstrate the progress of our turnaround efforts over the past year. Despite the uncertainty that overtook the global economy in the fourth quarter of 2008, we significantly improved our performance and our cash flow from operations. Our efforts to improve operating efficiencies strengthened our performance while also ensuring that we were able to meet customers’ needs and address the changes in the global economy.”

        “Recent global economic and financial market conditions caused our recording of a non-cash GAAP goodwill impairment charge in relation to goodwill resulted from acquisitions made in past years. These charges do not affect  our cash position, as this is a non-cash charge.  We have the capital liquidity and flexibility needed to weather the current economic storm, though we had to adjust our book value to the current market levels,” Shaked added.

        Retalix highlighted a number of other factors that impacted the financial results of the Company:

—	As a result of changes in the Israeli taxation, the Company reported during the fourth quarter a tax benefit which included $5.8 million related to prior years’ taxes.

—	Financial expenses in the amount of $2.6 million were recorded in the fourth quarter, as a result of currency exchange rate fluctuations, primarily due to the strengthening of the U.S. Dollar relative to the British Pound and Israeli Shekel, as well as a write-down charge in the amount of $0.7 million of Auction Rate Securities (ARS) held by Retalix.

—	During 2008, Retalix reduced its global workforce by 219 people, through a combination of not replacing employees who resigned and selective reductions in force. Due to the decline in the value of its severance funds caused by the global financial crisis, Retalix incurred additional severance expenses in an amount of $0.8 million.

        Hugo Goldman, EVP and CFO of Retalix, said: “The improvements in our operating results for the full year were achieved despite the impact of the weak US Dollar on our operating expenses for most of the year. During the fourth quarter we experienced rapid changes in the global economy, an appreciation of the Dollar relative to the British Pound and Israeli Shekel, together with other unplanned financial expenses due to the decline in the financial markets. However, we were able to generate more than $13 million in cash flow from operations this year, mainly due to our strong collection efforts, continued cost control and focus on profitability. At the end of 2008, our balance sheet had over $37.6 million in cash, cash equivalents and marketable securities and less than a million dollars in debt, giving us a solid foundation from which to continue to manage our business.”

        Shaked added, “During the fourth quarter we were able to successfully complete some of the licensing agreements that had been deferred during the third quarter while other customers continued to review their technology investments in view of the continued economic uncertainties that overtook the global markets. We believe that retailers will continue to be very cautious in their technology investments, seeking out specific solutions that provide operating enhancements and meaningful and quick returns on their investments. We are working closely with our broad global base of customers, many of which with whom we have longstanding relationships, focusing on our applications that help retailers manage their operations smarter, improve efficiencies and increase customer loyalty.”

        Outlook for FY 2009

        “In view of the continued uncertainty in the global economy, we are taking a more conservative approach to the outlook for 2009, where our main focus will be to continue our efforts to restrain our cost structure and to maintain and enhance our profitability,” commented Shaked. “While the pipeline remains healthy, we are experiencing longer approval processes for new assignments, as retailers and distributors move cautiously on new technology investments. Our plans for 2009 are designed to help us maintain profitability even if the tough economic conditions persist, and to allow us to grow revenues and improve our profitability in the event the economy picks up as 2009 progresses.”

        Retalix currently expects FY 2009 revenues to be between $180 million and $200 million, Non-GAAP* net income to be between $5 million and $11 million and GAAP net income to be between $1 million and $6 million.

        Conference Call and Webcast Information

        The Company will be holding a conference call to discuss results for the fourth quarter and full year 2008 on Tuesday, March 17, 2009 at 9:00 am Eastern Time (3:00 pm Israeli Time). This conference can be accessed by all interested parties through the Company’s web site at http://www.retalix.com/conference-call.cfm. For those unable to participate during the live broadcast, a replay will be available shortly after the call on the Retalix site.

        About Retalix

        Retalix is an independent provider of software solutions to retailers and distributors worldwide. Retalix solutions serve the needs of grocery chains, convenience and fuel retailers, food and consumer goods distributors and independent grocers. The Company offers a portfolio of software applications that automate and synchronize essential retail and supply chain operations, encompassing stores, headquarters and warehouses. The company’s International headquarters are located in Ra’anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix, please visit http://www.retalix.com.

        * Note on Use of Non-GAAP Financial Information

        In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Retalix uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity based compensation in accordance with SFAS 123(R), amortization of intangibles related to acquisitions, impairment of goodwill and other intangibles. Retalix’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the Company’s on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors.

        Reconciliation between GAAP to non-GAAP financial measures is provided in the table below for our FY 2009 outlook. Further reconciliations for historical non-GAAP financial measures appear later in this press release.

FY 2009 Outlook
U.S. $, Millions

Total Revenues	180-200
GAAP Net Income	1-6
(a)	2-2.8
(b)	2-2.2
Non-GAAP Net Income	5-11

(a) The effect of stock-based compensation - SFAS 123(R), net of tax effect
(b) The effect of amortization of intangible assets and acquisition related expenses, net of tax effect

        Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. For example, the statements regarding our "Outlook for FY 2009" including our expected results and reactions to changes in our markets and our potential to sign deals currently being worked on, and the anticipated results of impairment testing, all involve forward looking statements. These statements include comments regarding the guidance about revenues and net income, expectations about our closing license deals on which we are working, our ability to improve cash flow and profitability and to cut expenses, anticipated demand for the Company's software products, pipeline of prospective customers, our liquidity and flexibility to weather the current economic storm and Management's expectations as to the Company's future financial performance. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, worldwide recessionary conditions and uncertainties regarding the scope and duration of the global financial crisis, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2007, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

RETALIX LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(U.S. $ in thousands, except share and per share data)

	Year ended December 31		Three months ended December 31
	2008 (*)	2007	2008 (*)	2007
	(Unaudited)	(Audited)	(Unaudited)

REVENUES:
Product sales	72,907	80,511	18,112	20,178
Service	148,720	140,900	34,063	34,998

T o t a l revenues	221,627	221,411	52,175	55,176

COST OF REVENUES:
Cost of product sales	45,201	39,132	9,371	11,214
Cost of service	88,078	65,281	21,260	18,679

T o t a l cost of revenues	133,279	104,413	30,631	29,893

GROSS PROFIT	88,348	116,998	21,544	25,283

OPERATING EXPENSES:
Research and development - net	38,357	58,653	8,429	12,252
Selling and marketing	23,623	31,617	6,926	7,469
General and administrative	25,677	27,539	7,524	8,695
Other (income) expenses - net	(376)	643	(312)	(8)
Goodwill impairment (*)	(*)	-	(*)	-

T o t a l operating expenses	87,281	118,452	22,567	28,408

INCOME (LOSS) FROM OPERATIONS	1,067	(1,454)	(1,023)	(3,125)
FINANCIAL INCOME (EXPENSES), net	(1,978)	1,032	(2,599)	656

LOSS BEFORE TAXES ON INCOME	(911)	(422)	(3,622)	(2,469)
TAX BENEFIT	5,446	435	5,396	846

INCOME (LOSS) AFTER TAXES ON INCOME	4,535	13	1,774	(1,623)
SHARE IN INCOME (LOSS) OF AN ASSOCIATED COMPANY	54	(3)	19	-
MINORITY INTERESTS IN GAINS (LOSSES) OF SUBSIDIARIES	(537)	(508)	208	(107)

NET INCOME (LOSS)	4,052	(498)	2,001	(1,730)

EARNINGS (LOSSES) PER SHARE - in U.S. $:
Basic	0.20	(0.02)	0.10	(0.09)

Diluted	0.20	(0.02)	0.10	(0.09)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF
EARNINGS PER SHARE - in thousands:
Basic	20,265	19,851	20,348	19,967

Diluted	20,305	19,851	20,389	19,967

(*)	FY08 GAAP results are subject to change according to the final results of the impairment test on our long-lived assets, including the goodwill and other intangible assets carried on the balance sheet . The extent of the impairment under SFAS 142 and SFAS 144 will be determined after step two test is completed. Retalix management expects to recognize a GAAP non-cash impairment charge in the range of $50M to $70M net of tax, against the goodwill and other intangible assets on the balance sheet. Accordingly, all amounts indicated above with an “*", as well as related totals and calculations that include such amounts, are subject to change upon completion of the impairment test.

RETALIX LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. $ in thousands)

	December 31
	2008	2007
	(Unaudited)	(Audited)

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	33,546	22,484
Marketable securities	3,239	3,455
Accounts receivable:
Trade	71,017	81,429
Other	14,644	5,485
Inventories	1,037	1,289
Deferred income taxes	3,838	8,286

T o t a l current assets	127,321	122,428

NON-CURRENT ASSETS :
Marketable securities	862	1,657
Deferred income taxes	13,423	7,050
Long-term receivables	3,382	5,681
Amounts funded in respect of employee rights
upon retirement	8,663	8,806
Other	963	795

T o t a l non current assets	27,293	23,989

PROPERTY, PLANT AND EQUIPMENT, net	14,734	12,568

GOODWILL (*)	108,842	108,926

OTHER INTANGIBLE ASSETS, net of accumulated
Amortization (*):
Customer base	15,399	16,450
Other	2,400	4,229

	17,799	20,679

T o t a l assets	295,989	288,590

(*)	FY08 GAAP results are subject to change according to the final results of the impairment test on our long-lived assets, including the goodwill and other intangible assets carried on the balance sheet . The extent of the impairment under SFAS 142 and SFAS 144 will be determined after step two test is completed. Retalix management expects to recognize a GAAP non-cash impairment charge in the range of $50M to $70M net of tax, against the goodwill and other intangible assets on the balance sheet. Accordingly, all amounts indicated above with an “*", as well as related totals and calculations that include such amounts, are subject to change upon completion of the impairment test.

	December 31
	2008	2007
	(Unaudited)	(Audited)

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Short-term bank credit	-	11
Current maturities of long-term bank loans	249	258
Accounts payable and accruals:
Trade	8,672	15,410
Employees and employee institutions	8,783	8,977
Accrued expenses	6,527	6,393
Other	2,125	3,005
Deferred revenues	19,135	16,763

T o t a l current liabilities	45,491	50,817

LONG-TERM LIABILITIES :
Long-term bank loans, net of current maturities	523	786
Employee rights upon retirement	13,860	14,362
Deferred income taxes	286	219
Institutions	1,112	1,097

T o t a l long-term liabilities	15,781	16,464

T o t a l liabilities	61,272	67,281

MINORITY INTERESTS	3,327	2,791

SHAREHOLDERS' EQUITY:
Share capital -Ordinary shares of NIS 1.00 par value (authorized):
December 31, 2008 (unaudited) and
December 31, 2007 (audited) - 30,000,000 shares;
issued and outstanding: December 31, 2008 (unaudited) -
20,389,771 Shares; December 31, 2007 (audited) -
20,001,382 shares;	5,380	5,273
Additional paid in capital	175,435	166,752
Retained earnings (*)	50,247	46,195
Accumulated other comprehensive income	328	298

T o t a l shareholders' equity	231,390	218,518

T o t a l liabilities and shareholders' equity	295,989	288,590

(*)	FY08 GAAP results are subject to change according to the final results of the impairment test on our long-lived assets, including the goodwill and other intangible assets carried on the balance sheet . The extent of the impairment under SFAS 142 and SFAS 144 will be determined after step two test is completed. Retalix management expects to recognize a GAAP non-cash impairment charge in the range of $50M to $70M net of tax, against the goodwill and other intangible assets on the balance sheet. Accordingly, all amounts indicated above with an “*", as well as related totals and calculations that include such amounts, are subject to change upon completion of the impairment test.

(Continued) - 1

RETALIX LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31		Three months ended December 31
	2008 (*)	2007	2008 (*)	2007
	(Unaudited)	(Audited)	(Unaudited)
	U.S. $ in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) (*)	4,052	(498)	2,001	(1,729)
Adjustments required to reconcile net income (loss) to net
cash provided by (used in) operating activities:
Minority interests in gains (losses) of subsidiaries	537	508	(208)	118
Depreciation and amortization	6,219	6,947	1,613	1,627
Share in loss (income) of an associated company	(54)	3	(19)	-
Stock based compensation expenses	4,777	3,889	850	175
Changes in accrued liability for employee rights upon retirement	(396)	2,739	(1,361)	290
Losses (gains) on amounts funded in respect of employee rights
upon retirement	303	(950)	1,596	(470)
Deferred income taxes - net	(1,856)	(6,570)	767	(1,405)
Net decrease (increase) in trading securities	984	(216)	1,063	11
Amortization of discount on marketable debt securities	-	11	-	1
Other	(18)	(109)	(61)	243
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade (including the non-current portion)	12,395	(34,700)	14,311	(17,139)
Other (including long term other tax payables)	(9,152)	1,278	(4,867)	216
Increase (decrease) in accounts payable and accruals:
Trade	(6,655)	3,537	(4,584)	3,823
Employees, employee institutions and other	(584)	(2,290)	(143)	(4,532)
Decrease (Increase) in inventories	247	(118)	554	(21)
Increase in long-term institutions	-	-	-	406
Increase in deferred revenues (including the non-current portion)	2,381	2,810	746	1,445

Net cash provided by (used in) operating activities - forward	13,180	(23,729)	12,258	(16,941)

(Continued) - 2

RETALIX LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31		Three months ended December 31
	2008 (*)	2007	2008 (*)	2007
	(Unaudited)	(Audited)	(Unaudited)
	U.S. $ in thousands

Net cash provided by (used in) operating activities - brought forward	13,180	(23,729)	12,258	(16,941)

CASH FLOWS FROM INVESTING ACTIVITIES:
Maturity of marketable debt securities held to maturity	433	9,743	63	-
Investment in marketable debt securities held to maturity	(207)	(9,047)	(8)	-
Acquisition of subsidiaries or activities consolidated for the
first time (a)	(824)	(1,370)	(89)	(20)
Purchase of property, plant, equipment and other assets	(5,055)	(4,676)	(1,609)	(492)
Proceeds from sale of property, plant and equipment	55	69	17	65
Amounts funded in respect of employee rights upon retirement, net	(168)	(1,097)	192	(124)
Long-term loans collected from (granted to) employees	36	17	19	(2)

Net cash used in investing activities	(5,730)	(6,361)	(1,415)	(573)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term bank loans	(241)	(352)	(125)	(123)
Issuance of share capital to employees resulting from exercise
of options	4,012	2,402	17	1,347
Short-term bank credit - net	(11)	(4,731)	-	(1,366)

Net cash provided by (used in) financing activities	3,760	(2,681)	(108)	(142)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(148)	69	(113)	(53)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	11,062	(32,702)	10,622	(17,709)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	22,484	55,186	22,924	40,193

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	33,546	22,484	33,546	22,484

(*)	FY08 GAAP results are subject to change according to the final results of the impairment test on our long-lived assets, including the goodwill and other intangible assets carried on the balance sheet . The extent of the impairment under SFAS 142 and SFAS 144 will be determined after step two test is completed. Retalix management expects to recognize a GAAP non-cash impairment charge in the range of $50M to $70M net of tax, against the goodwill and other intangible assets on the balance sheet. Accordingly, all amounts indicated above with an “*", as well as related totals and calculations that include such amounts, are subject to change upon completion of the impairment test.

(Concluded) - 3

RETALIX LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

	Year ended December 31,
	2008	2007
	(Unaudited)	(Audited)
	U.S. $ in thousands

(a) Net fair value of the assets acquired and liabilities assumed at the date of acquisition:
Assets and liabilities of the subsidiaries at the date of acquisition:
Working capital (excluding cash and cash equivalents)	-	174
Property, plant, equipment and other assets, net	-	(6)
Goodwill and other intangible assets arising on acquisition	(824)	(1,679)
Increase in account payable - other	-	141

	(824)	(1,370)

(b)    Supplemental information on investing activities not involving cash flows:

On April 1, 2005, the Company acquired substantially all of the assets of Integrated Distribution Solutions Inc. (“IDS”), in consideration for cash, as well as the issuance of 290,128 ordinary share. In addition, shareholders of IDS were issued additional 207,236 shares valued at $3,973,129 that were released from escrow as certain customer retention milestones agreed upon were met as of April 1, 2007. 69,481 shares and approximately $1.1 million in cash are still being held in escrow pending third party claim that has not yet been resolved.

RETALIX LTD.
UNAUDITED RECONCILIATION OF NON-GAAP ADJUSTMENTS

The following tables reflect selected Retalix’ non-GAAP results reconciled to GAAP results:

	Year ended December 31		Three months ended December 31
	2008	2007	2008	2007
	Unaudited	(***)	Unaudited	Unaudited
	U.S. $ in thousands (except per share data)

OPERATING INCOME (LOSS)
GAAP Operating income (loss) (*)	1,067	(1,454)	(1,023)	(3,125)
Plus:
Amortization of acquisition-related intangible assets	3,308	3,576	830	861
Stock based compensation expenses	4,775	3,889	848	175
Other acquisition-related operating expenses (**)	-	700	-	-

Non-GAAP Operating income (loss)	9,150	6,711	655	(2,089)

NET INCOME (LOSS)	4,052	(498)	2,001	(1,730)
GAAP Net income (loss) (*)
Plus:
Amortization of acquisition-related intangible assets	3,308	3,576	830	861
Stock based compensation expenses	4,775	3,889	848	175
Other acquisition-related operating expenses (**)	-	700	-	-
Less:
Income tax effect of amortization of acquisition-related
intangible assets	(1,262)	(1,287)	(336)	(348)
Expenses (income) tax effect of stock based compensation
expenses	(456)	(70)	(44)	125
Income tax effect of other acquisition-related
operating expenses	-	(161)	-	-

Non-GAAP Net income (loss)	10,417	6,149	3,299	(917)

NET INCOME (LOSS) PER DILUTED SHARE
GAAP Net income (loss) per diluted share	0.20	(0.03)	0.10	(0.09)
Plus:
Amortization of acquisition-related intangible assets	0.16	0.18	0.04	0.04
Stock based compensation expenses	0.23	0.20	0.04	0.01
Other acquisition-related operating expenses (**)		0.03
Less:
Income tax effect of amortization of acquisition-related
intangible assets	(0.06)	(0.06)	(0.02)	(0.02)
Income tax effect of stock based compensation expenses	(0.02)	(0.00)	(0.00)	0.01
Income tax effect of other acquisition-related
operating expenses	-	(0.01)	-	-

Non-GAAP Net income (loss) per diluted share	0.51	0.31	0.16	(0.05)

Shares used in computing diluted net income per share	20,305	19,851	20,389	19,967

(*)	FY08 GAAP results are subject to change according to the final results of the impairment test on our long-lived assets, including the goodwill and other intangible assets carried on the balance sheet . The extent of the impairment under SFAS 142 and SFAS 144 will be determined after step two test is completed. Retalix management expects to recognize a GAAP non-cash impairment charge in the range of $50M to $70M net of tax, against the goodwill and other intangible assets on the balance sheet. Accordingly, all amounts indicated above with an “*", as well as related totals and calculations that include such amounts, are subject to change upon completion of the impairment test. However, because the Company intends to add back any impairment charges when finalized, the non-GAAP figures above will not be impacted by the results of the impairment test.

(**)	Pre-acquisition costs from potential transactions that have not materialized.

(***)	The 2007 figures were extracted from the audited consolidated financial statements for year 2007.

RETALIX LTD.
UNAUDITED RECONCILIATION OF NON-GAAP ADJUSTMENTS

The following table shows the classification of stock-based compensation expense:

	Year ended December 31		Three months ended December 31
	2008	2007	2008	2007
	Unaudited	(***)	Unaudited	Unaudited
	U.S. $ in thousands

Cost of product sales	174	60	49	1
Cost of services	1,847	707	359	(14)
Research and development - net	1,029	1,407	172	(37)
Selling and marketing	360	450	50	13
General and administrative	1,365	1,265	218	212

Total	4,775	3,889	848	175

The following table shows the classification of amortization of acquisition-related intangible assets:

	Year ended December 31		Three months ended December 31
	2008	2007	2008	2007
	Unaudited	(***)	Unaudited	Unaudited
	U.S. $ in thousands

Cost of product sales	2,211	2,260	561	551
Cost of services	786	962	196	215
Selling and marketing	3	92	-	1
General and administrative	308	262	73	94

Total	3,308	3,576	830	861

(***)	The 2007 figures were extracted from the audited consolidated financial statements for year 2007.